4801 Main Street, Suite 1000
Kansas City, MO 64112
Phone: 816.983.8000
Fax: 816.983.8080
September 22, 2011
VIA EDGAR AND OVERNIGHT COURIER
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise Pipeline & Energy Fund, Inc. (the “Fund”) File Numbers 811-22585 & 333-175687
To the Commission:
     On September 9, 2011, the Fund filed Pre-Effective Amendment No. 1 (“Amendment No. 1”) to a registration statement on Form N-2 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The registration statement was filed to register common stock to be offered in an underwritten public offering.
     The Fund received oral comments on Amendment No. 1 from Kevin Ruppert and Larry L. Greene of the Securities and Exchange Commission (the “Commission”) staff on September 19, 2011 and September 21, 2011, respectively (the “Comments”). The Fund is filing concurrently herewith Pre-Effective Amendment No. 2 to the registration statement (“Amendment No. 2”). The purpose of Amendment No. 2 is to respond to the Comments and to update or complete certain information required by Form N-2. The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.
Summary of Fund Expenses
1. Comment: Please move to a later place in the registration statement the table currently set forth in footnote 8 of the Section titled Summary of Fund Expenses.
     Response: The disclosure has been revised as requested, as the table now appears in the Section titled Leverage.
Financial Statements
2. Comment: Revise footnote 2(F) to the Notes to Statement of Assets and Liabilities to clarify the allocation of costs to the Fund.
     Response: The disclosure has been revised as requested.

3. Comment: Revise the footnotes to the Notes to Statement of Assets and Liabilities to include a discussion of the advisory agreement.
Response: The disclosure has been revised as requested, with the additional disclosure added to the Subsequent Events footnote. Please note that the report of the auditors has been redated as to those footnotes.
4. Comment: Please confirm that Amendment No. 2 includes an updated consent of the independent registered public accounting firm.
     Response: The Fund confirms that Amendment No. 2 will include an updated consent of the independent registered public accounting firm.
Prospectus Summary
5. Comment: The Fund’s objective is to provide stockholders a high level of total return, with an emphasis on making current distributions. Disclose in the prospectus summary the portion of distributions expected to consist of return of capital.
     Response: The disclosure has been revised as requested by adding disclosure in the Section titled Prospectus Summary where distributions are discussed.
Prospectus
6. Comment: Disclosure captioned “Investment Objective and Principal Investment Strategies — Investment Securities” indicates that the Fund may invest in a wide range of equity securities and provides a list of the type of securities that may generally be included in the Fund’s equity investments. (Emphasis added.) Revise the disclosure to reflect the securities that are currently expected to comprise the Fund’s equity securities investments.
     Response: The Fund believes that the list of securities contained below the disclosure captioned “Investment Objective and Principal Investment Strategies — Investment Securities —Equity Securities” accurately reflects all of the securities that are currently expected to comprise the Fund’s equity securities investments. The Fund has revised the first paragraph of this disclosure to more clearly articulate this point.
7. Comment: Disclosure captioned “Investment Objective and Principal Investment Strategies Temporary Investments and Defensive Investments” states that: “Under adverse market or economic conditions, we may invest 100% of our Total Assets in these securities. . . To the extent we invest in these securities on a temporary basis or for defensive purposes we may not achieve our investment objective.” (Emphasis added.) Please revise the disclosure to clarify when the Fund may be 100% invested in short term securities.
     Response: The disclosure has been revised as requested as discussed to make clear that after the proceeds of this offering are invested, the Fund may only invest up to 100% of its assets in short term securities for defensive purposes.

8. Comment: Disclosure captioned “Risk Factors — Concentration Risk” notes that the Fund’s performance “will be closely tied to the performance of the energy infrastructure sector.” List the segments of the energy infrastructure sector.
Response: The disclosure has been revised as requested to reference the three segments of the energy infrastructure sector that have historically been identified by Tortoise and industry participants. Further, we have cross-referenced a separate discussion on the Fund’s investment focus.
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We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on Amendment No. 2. Please contact the undersigned at (816) 983-8153 or Eric Gervais at (816) 983-8362.

Sincerely,

/s/ Steven F. Carman Steven F. Carman